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Exhibit 99.1

Press Release

Your Contacts: Corinne Hoff Aventis Global Media Relations Tel.: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	Terri Pedone Aventis U.S. Product Communications Tel: +1 908 243-6578 Terri.Pedone@aventis.com

Aventis Comments on ANDA Filing for a Generic Version of Risedronate Sodium in the United States

        Strasbourg, France, July 16, 2004—Aventis announced today that an Abbreviated New Drug Application (ANDA) has been filed with the U.S. Food and Drug Administration (FDA) by Teva Pharmaceuticals USA, Inc. (Teva) with Paragraph IV certifications (i.e., claims of non-infringement) against the five U.S. patents listed for risedronate sodium tablets in the FDA's list of Approved Drug Products with Therapeutic Equivalence Evaluations (also known as the "Orange Book"). Teva is seeking approval to market generic versions of risedronate sodium tablets in the U.S. Risedronate sodium is marketed in the U.S. under the brand name Actonel®, and it is indicated for the treatment and prevention of osteoporosis in postmenopausal women.

        Generic versions of Actonel that infringe intellectual property rights cannot be marketed lawfully.

        Aventis is currently reviewing legal options. Under U.S. law, if litigation to enforce the patents is initiated against Teva within 45 days after receipt of the certification notice, the FDA may not approve marketing of Teva's proposed generic product until 30 months have elapsed, or until a court decision is rendered declaring the patents invalid or not infringed, whichever occurs first. The notification letter was dated July 2.

About Risedronate Sodium

        Risedronate sodium is a bisphosphonate that is currently approved in 82 countries worldwide. Risedronate 35 mg Once a Week and risedronate 5 mg daily are indicated for the treatment of osteoporosis in

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postmenopausal women. Risedronate 5 mg also is indicated for the prevention of osteoporosis in postmenopausal women and the management of glucocorticoid-induced osteoporosis (GIO).

        Risedronate has been proven to provide fast and sustained fracture reduction in postmenopausal women with established osteoporosis. It has been proven to significantly reduce vertebral fractures in just one year. A significant reduction in clinical vertebral fractures was seen with risedronate as soon as six months. Risedronate also provides sustained vertebral fracture protection in patients treated for seven years.

        In postmenopausal osteoporosis, a significant deterioration in structural and material properties of trabecular bone can occur. Risedronate prevents deterioration of trabecular microarchitecture, which occurs with high bone turnover, over three years. Risedronate also has shown some data suggesting a preserving effect on collagen structure and mineral crystallinity up to five years.

Risedronate 5 mg indications:

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  Treatment of postmenopausal osteoporosis, to reduce the risk of vertebral fractures.

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  Treatment of established postmenopausal osteoporosis, to reduce the risk of hip fractures.

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  Prevention of osteoporosis in postmenopausal women with increased risk of osteoporosis.

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  To maintain or increase bone mass in postmenopausal women undergoing long-term (more than 3 months), systemic corticosteroid treatment at doses 7.5mg/day prednisone or equivalent.

Risedronate 35 mg Once a Week indications:

  •
  Treatment of postmenopausal osteoporosis, to reduce the risk of vertebral fractures.

  •
  Treatment of established postmenopausal osteoporosis, to reduce the risk of hip fractures.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

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  Exhibit 99.1